Exhibit 99.5

APPENDIX D FORM OF VOTING AGREEMENT OF SIGNIFICANT CONDUIT SHAREHOLDERS

VOTING AGREEMENT

This VOTING AGREEMENT (the “Agreement”), dated as of September 16, 2013, is entered into by and between Perion Network Ltd., an Israeli company (“Perion”), and the shareholder set forth on the signature page hereto (the “Shareholder”).

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) Conduit Ltd., an Israeli company (“Conduit”), and ClientConnect Ltd., a newly incorporated Israeli company affiliated with Conduit (“ClientConnect”), are entering into a Split Agreement (the “Split Agreement”), dated as of even date herewith, pursuant to which the entire activities and operations, and related assets and liabilities, of the Business (as defined in the Split Agreement) will be transferred to ClientConnect under the terms and conditions set forth in the Split Agreement, and the shareholders of Conduit will be issued shares in ClientConnect identical to their respective holdings in Conduit, thereby becoming the shareholders of ClientConnect (the “Split”), all pursuant to an arrangement among Conduit and its shareholders under Sections 350 and 351 of the Companies Law-1999 (the “Arrangement”) that is subject to court approval ; and (ii) Conduit, ClientConnect and Perion are entering into a Share Purchase Agreement, dated as of even date herewith (the “Transaction Agreement”), pursuant to which, among other things, Perion will purchase from the shareholders of ClientConnect the outstanding share capital of ClientConnect and ClientConnect will become a wholly owned subsidiary of Perion, pursuant to the terms and conditions set forth in the Transaction Agreement and the Arrangement; and

WHEREAS, as of the date hereof, the Shareholder is the record and/or beneficial owner of, and has the sole right to vote and dispose of or cause to be voted or disposed of, [________] ordinary shares, par value NIS 0.01 per share, of Conduit (the “Shares”); and

WHEREAS, as a material inducement to the willingness of Perion to enter into the Transaction Agreement and to consummate the transactions set forth therein, the Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:

1.             Grant of Irrevocable Proxy. The Shareholder, on the date hereof, has validly executed and delivered to Perion an irrevocable proxy, in the form attached hereto as Exhibit A (the “Proxy”).

2.             Additional Restrictions. For so long as the Proxy is in effect (as set forth therein), the Shareholder agrees not to:

a.           sell, transfer (including gift), pledge, encumber, assign or otherwise dispose of any Shares or any interest contained therein;

b.           grant any proxies or power of attorney or enter into a voting agreement or other arrangement with respect to any Shares or deposit any Shares into a voting trust (unless such trust becomes subject to this Agreement); or

c.           take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement.

3.             Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants as follows: This Agreement and the Proxy constitute the Shareholder’s valid and legally binding obligation enforceable against it in accordance with their respective terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

a.           The Shareholder has good and valid title to, and is the sole lawful owner, beneficially and of record, of all of the Shares, free and clear of any and all encumbrances relating to ownership and voting. The Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in this Agreement and sole power to agree to all of the matters set forth in this Agreement. The Shareholder has not sold, pledged or otherwise transferred any interests in the Shares to any person.

b.            The Shares are not subject to any shareholders agreement, voting agreements, proxies, trusts or other agreement or understandings relating to the voting thereof which would prevent Shareholder from performing its obligations hereunder. Any proxies heretofore given in respect of the Shares are not irrevocable, and any such proxies have been revoked.

c.           The execution and delivery by the Shareholder of this Agreement and the Proxy do not, and the consummation of the transactions contemplated hereby will not, require Shareholder to obtain or deliver any notice, consent, waiver, approval, order or authorization or permit of, or registration, declaration or filing with, or notification to, any court, administrative agency, commission, governmental or regulatory authority or any other person.

d.           There is no suit, action, proceeding, claim or investigation, decree, order, judgment or legal proceeding of any nature, pending, or, to Shareholder’s knowledge, threatened against it or the Shares, that seeks to prevent Shareholder from executing, delivering or performing this Agreement, the Proxy and the transactions contemplated hereby, or that apply to the Shares or by which the Shares are bound.

4.             Termination.  This Agreement shall terminate on the earlier to occur of the date of termination of the Transaction Agreement pursuant to its respective terms or the closing of the transactions contemplated thereby.  Termination shall not relieve any party from liability for any breach of its obligations under this Agreement committed prior to such termination.

5.             Additional Shares. In the event of any acquisition by Shareholder of any shares of Conduit or of any stock split (bonus shares), consolidation, share dividend (including any dividend or distribution of securities convertible into share capital), reorganization, reclassification, combination, recapitalization or other like change with respect to the Shares occurring after the date hereof and prior to the closing of the Transaction Agreement, all references in this Agreement and the Proxy to the Shares shall be adjusted to include all such shares held by the Shareholder.

6.             Further Assurances. Subject to the terms of this Agreement and any applicable law, the Shareholder, at the reasonable request of Perion, shall execute and deliver, or cause to be executed and delivered, such other documents and instruments and do and perform such other actions as may be necessary or desirable for effecting the provisions of this Agreement and the transactions contemplated hereby.

7.             Specific Enforcement. Shareholder hereby acknowledges that monetary damages may not be a sufficient or adequate remedy for any breach or violation of any of its obligations under this Agreement and that, in addition to any other remedy which may be available to Perion hereunder or in law or equity, and without any wavier or limitation with respect thereto, Perion shall be entitled to seek injunctive and other equitable relief, including specific performance, with respect to any such breach or violation and to enforce specifically the terms and provisions hereof, in any court of competent jurisdiction, and the Shareholder hereby waives the requirement of any posting of a bond in connection with the remedies described herein, to the extent applicable. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.             Miscellaneous.  Neither this Agreement, nor any rights, interests or obligations under this Agreement may be assigned or transferred, in whole or in part, by operation of law or otherwise by the Shareholder, without the prior consent in writing of Perion, and any such assignment without such prior written consent shall be null and void. This Agreement and the Proxy shall be solely governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to any other choice of law or conflict of law provision or rule.  Any dispute arising under or in relation to this Agreement or the Proxy shall be resolved in, and the sole and exclusive jurisdiction shall be of, a competent court located in Tel Aviv-Jaffa, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. This Agreement may be signed in two or more counterparts.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Shareholder and a duly authorized officer of Perion on the day and year first written above.

PERION NETWORK LTD.

By:
Name:
Title:

Signature Page to Voting Agreement

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Shareholder and a duly authorized officer of Perion on the day and year first written above.

[SHAREHOLDER].

By:
Name:
Title:

Number of Shares owned of record: [_______]

Signature Page to Voting Agreement

Exhibit A

IRREVOCABLE PROXY

The undersigned shareholder of Conduit Ltd., an Israeli company (“Conduit”), hereby irrevocably appoints and constitutes Josef Mandelbaum and/or Yacov Kaufman as the attorney and proxy of the undersigned with full power of substitution and resubstitution to the full extent of the undersigned’s rights with respect to the [_______] ordinary shares, par value NIS 0.01 per share, of Conduit owned of record by the undersigned as of the date of this irrevocable proxy (together with any shares hereafter owned, if any, including as a result of exercise of the options or other securities or rights convertible, exercisable or exchangeable into Conduit’s shares or otherwise, the “Shares”). Upon execution of this irrevocable proxy, all prior proxies given by the undersigned with respect to any of the Shares regarding the matters that are the subject hereof are hereby revoked and no subsequent proxies regarding such matters will be given with respect to any of the Shares.

Each of the attorneys and proxies named above is hereby instructed and authorized to exercise this irrevocable proxy to appear in the name and instead of the undersigned for the purpose of establishing a quorum and to vote (or cause to be voted) all of the Shares, at any meeting of the shareholders of Conduit, and at any adjournment(s) or postponement(s) thereof, however convened or ordered by the District Court of Tel Aviv−Jaffa in connection with the motion of Conduit for an arrangement among Conduit and its shareholders under Sections 350 and 351 of the Companies Law-1999 in accordance with Section 5.14 of that certain Share Purchase Agreement, dated as of the date herewith (including exhibits and schedules thereto, the “Transaction Agreement”), among Perion Network Ltd., Conduit and ClientConnect Ltd., as follows: (i) in favor of the Transaction Agreement  and the transactions contemplated thereby; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Conduit under the Transaction Agreement; and (iii) against any other action involving Conduit or any of its subsidiaries which is intended, or is reasonably expected, to impede, interfere with, delay, postpone, or adversely affect the consummation of the Transaction Agreement and the transactions contemplated thereby.

The undersigned acknowledges and agrees that this proxy is irrevocable and is a special power of attorney and coupled with an interest sufficient in law to support an irrevocable power and shall expire on the earlier to occur of the date of termination of the Transaction Agreement pursuant to its terms or the closing of the transactions contemplated thereby.

This irrevocable proxy does not relate to, and the undersigned remains entitled to vote in its discretion the Shares on, all other matters.  This irrevocable proxy shall be binding upon the successors and assigns of the undersigned and shall survive the death, adjudication of incompetence, bankruptcy or the like of the undersigned. This irrevocable proxy shall survive the transfer of the Shares, until duly replaced by a similar irrevocable power of attorney or proxy executed by the transferee.

Date:   September 16, 2013

[SHAREHOLDER].

By:
Name:
Title:

Number of Shares owned of record: [_______]

Signature Page to Irrevocable Proxy